October 26, 2010
  Paul D. Ridder
  Senior Vice President and
  Chief Financial Officer
VIA EDGAR

Ms. Anne Nguyen Parker
Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

Re:          Tasty Baking Company (“Company”)
Form 10-K for the Fiscal Year Ended December 26, 2009
Filed March 11, 2010
Schedule 14A Definitive Proxy Statement
Filed March 30, 2010
File No. 001-05084

Dear Ms. Parker:

We are in receipt of your letter, dated September 27, 2010, reflecting comments resulting from your review of our filings on Form 10-K for the fiscal year ended December 26, 2009 and our Definitive Proxy Statement on Schedule 14A filed on March 30, 2010.

We have reviewed your comments carefully and set forth our detailed response below.  For ease of reference, the text of each numbered comment is reproduced immediately preceding our corresponding response.

Form 10-K for the Fiscal Year Ended December 26, 2009

Change in Consumer Preferences, page 5

COMMENT 1  “Please advise us whether you have long-term contracts with your significant customers that require them to purchase specified amounts of your food production.  If you have such contracts, please disclose the material terms of such arrangements.  In addition, please file any such agreements, or tell us why you are not required to file them.”

RESPONSE to #1:  We do not have any long-term contracts with our significant customers that require the customer to purchase a specified amount of our products.

Definitive Proxy Statement on Schedule 14A, filed March 30, 2010
General

COMMENT 2  “Please confirm in writing that you will comply with the following comment relating to your proxy in all future filings, and provide us with an example of the disclosure you intend to use.  After our review of your response, we may raise additional comments.”

Compensation of Executive Officers, page 15

Annual Incentive Plan, page 15

COMMENT 3  “We note your statements with respect to the performance factors for the payout of 70% of the target awards on page 16.  Expand your statement to describe the formula to determine the 70% payout amount.  Please refer to Item 402(o)(5) of Regulation S-K.”

RESPONSE to #2 and 3:  We acknowledge the staff’s comment and in future filings of our proxy statement will include an expanded description of the formula to determine the payout amount under our Annual Incentive Plan (“AIP”).  An example of the type of disclosure we intend to use for future filings is attached as Exhibit A hereto, which example is based upon the structure of the 2009 AIP program.

Please note that, subsequent to the 2010 Annual Meeting of Shareholders, the Compensation Committee of our Board of Directors took action to not pay any amounts under our AIP for the fiscal year ended December 26, 2009, which reversed the earlier decision regarding the payout of bonuses under the 2009 AIP program.  This reversal action was ratified by the Board of Directors on June 22, 2010, and was previously disclosed on our Form 8-K filed with the SEC on June 24, 2010.

In connection with this response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should the staff have any questions, please do not hesitate to contact the undersigned.

Respectively submitted,

/s/ Paul D. Ridder
Paul D. Ridder
Chief Financial Officer

Exhibit A

Annual Incentive Plan

Tasty provides executives with an annual opportunity to earn cash incentive awards through the Annual Incentive Plan (the “AIP”), which annual awards are based upon the Company’s performance relative to certain targets established at the beginning of each year.  The formula used to calculate each award is the product of:

•	the executive’s salary,
•	the bonus target percentage for the executive, and
•	a percentage reflecting the Company’s actual performance relative to the established performance targets (“Payout Percentage”).

At the beginning of each year, the Compensation Committee (subject to ratification by the Board of Directors) determines (i) the bonus target percentage for each executive officer (which is based on the executive officer’s level of responsibility), (ii) the Company performance measure for the year, and (iii) the range of potential payouts based upon relative performance of the Company against the performance targets set by the Compensation Committee.  The Compensation Committee may use its discretion to adjust any award determined by the formula to take into account (x) extraordinary, unusual and/or non-recurring items of gain or loss occurring during the performance year and (y) the individual’s performance or changes in the individual’s duties and responsibilities.

For fiscal year 2009 awards, the individual bonus target percentage ranged from 35% to 60% of base salary for the named executive officers (Mr. Pizzi (60%), Ms. Bayles (45%) and Mr. Weilheimer (35%)).  A “Target Award” was determined for each named executive officer, which was the product of his or her individual bonus target percentage multiplied by his or her salary.  The AIP award for each named executive officer is the product of his or her Target Award multiplied by the Payout Percentage.

For fiscal year 2009, the performance measure for the named executive officers was operating income before depreciation, amortization and non-cash rentals related to Tasty’s new corporate offices and bakery operations at the Philadelphia Navy Yard and included any benefits associated with changes to Tasty’s retiree life insurance plan (referred to as “AIP Operating Income”).  The potential Payout Percentage for the 2009 AIP ranged from 0% to 250% of the Target Award, with the actual Payout Percentage being determined by interpolation from the target set for achievement of 100% of the Target Award.  A level of AIP Operating Income was set by the Compensation Committee for achievement of 100% of the Target Award.  Additionally, a threshold AIP Operating Income was set for a payout of 50% of the Target Award and a maximum AIP Operating Income was set for the maximum payout of 250% of the Target Award.  If the threshold AIP Operating Income was not achieved, no AIP bonus would be payable and, on the other hand, if the maximum AIP Operating Income was exceeded, the Payout Percentage would remain at 250%.

For the fiscal year 2009, in March 2010 the Compensation Committee reviewed Tasty’s actual 2009 AIP Operating Income, which was above the threshold AIP Operating Income but below the 100% target for AIP Operating Income.  Using interpolation between the threshold of 50% and the target of 100%, the Payout Percentage was determined to be 70% and the Compensation Committee authorized this Payout Percentage and the resultant AIP award for each named executive officer, which AIP award was ratified by the Board of Directors.